March 29, 2019

Paul Scanlan
Chief Executive Officer
Legion M Entertainment, Inc.
1801 Century Park East, 24th Floor
Los Angeles, CA 90067

       Re: Legion M Entertainment, Inc.
           Post-Qualification Amendment to Form 1-A
           Filed March 20, 2019
           File No. 024-10877

Dear Mr. Scanlan:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 or Anne Parker at 202-551-3611 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Transportation and Leisure